UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

QUANTUM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-3449	94-2665054
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

224 Airport Parkway, Suite 550, San Jose, California		95110
(Address of principal executive offices)		(Zip Code)
Noah Mesel		408 944-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
A copy of Quantum Corporation’s Conflict Minerals report is provided as Exhibit 1.01 to this Form SD and is available at the following address: http://investors.quantum.com/phoenix.zhtml?c=69905&p=irol-governance.

Section 2 – Exhibits
Item 2.01 Exhibits
The following is filed as an exhibit to this Form SD.
Exhibit 1.01 -- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM CORPORATION

/s/ Noah Mesel
Noah Mesel
Interim General Counsel

Date: May 31, 2019